UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 9)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.

(Name of Subject Company (Issuer))

CERBERUS ABP INVESTOR LLC
CERBERUS CAPITAL MANAGEMENT, L.P.
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

09624H109
(CUSIP Number of Class of Securities)

Mark A. Neporent

Cerberus Capital Management, L.P.

299 Park Avenue

New York, New York 10171

(212) 891-2100

With a copy to

Richard A. Presutti
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$58,361,748.00	$4,161.19

*                 Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying (x) $4.00, which is the per share tender offer price and (y) 14,590,437, which is 32,690,437, the number of shares of common stock of BlueLinx Holdings Inc., par value $0.01 per share (the “Shares”), issued and outstanding as of August 12, 2010 minus the 18,100,000 Shares owned by Cerberus ABP Investor LLC.

**          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,533.65
Filing Party:	Cerberus ABP Investor LLC and Cerberus Capital Management, L.P.
Form or Registration No.:	Schedule TO/13E-3 (SEC File. No. 005-80230)
Date Filed:	August 2, 2010

Amount Previously Paid:	$627.54
Filing Party:	Cerberus ABP Investor LLC and Cerberus Capital Management, L.P.
Form or Registration No.:	Schedule TO-T/A/13E-3/A (SEC File. No. 005-80230)
Date Filed:	September 23, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒   going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 9 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on August 2, 2010, by Cerberus ABP Investor LLC, a Delaware limited liability company (the “Purchaser”) and Cerberus Capital Management, L.P., a Delaware limited partnership (“Cerberus”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BlueLinx Holdings Inc., a Delaware corporation (the “Company”), not owned by Purchaser at a purchase price of $4.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated August 2, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used, but not otherwise defined, in this Amendment No. 9 shall have the meaning given in the Offer to Purchase, as amended and supplemented.

ITEMS 1 AND 11.              SUMMARY TERM SHEET, ADDITIONAL INFORMATION.

(a)      The information incorporated by reference into Items 1 and 11 of Schedule TO is amended by the following amendments to “SUMMARY TERM SHEET” and “THE AMENDED OFFER - Section 13. Certain Regulatory and Legal Matters” of the second supplement to the Offer to Purchase, filed September 23, 2010 (the “Second Supplement”):

1.                                      The following language is added at the end of the response to “Have any lawsuits been filed in connection with the Offer?” on page vi and after the last paragraph under “Litigation” in “THE AMENDED OFFER - Section 13. Certain Regulatory and Legal Matters”:

On October 1, 2010, the Habiniak and Liang actions were consolidated into an action in the Delaware Court of Chancery styled In re BlueLinx Holdings, Inc. Shareholders Litigation (C. A. No. 5720-VCL).

Plaintiff in the Centonze action filed an amended class complaint on October 4, 2010.  The amended complaint, styled as Gabriella Centonze v. George Judd, et al. (Index No. 651270/2010), added the Company and each of the individual board members of the Company as named defendants.  The amended complaint alleges, among other things, that Purchaser breached its fiduciary duties by seeking to acquire the public shareholders’ stock at an unfair price, that the board members of the Company breached their fiduciary duties by failing to engage in a fair sale process and through materially inadequate disclosures regarding the Offer, and that the Company and Purchaser aided and abetted the board members’ breaches of their fiduciary duties.  The amended complaint seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger and to rescind the proposed transaction, in the event the transaction is consummated or, alternatively, the award of rescissory damages.  On October 5, 2010, plaintiff in the Centonze action moved by order to show cause for a temporary restraining order enjoining the Offer and Merger.  During a hearing on October 7, 2010, the Court denied Plaintiff Centonze’s motion for a temporary restraining order and instead scheduled a hearing on plaintiff’s motion for a preliminary injunction of the Offer and Merger for October 21, 2010.

On September 30, 2010, an individual stockholder of the Company filed a lawsuit in the United States District Court, Northern District of Georgia, commencing a purported class action lawsuit against Purchaser, Cerberus, the Company and each of the individual board members of the Company.  The complaint, styled as Kajaria v. Howard S. Cohen, et al. (Case No. 10-Civ.-3141-JOF), alleges, among other things, that the board members of the Company breached their fiduciary duties because the Offer Price is unfair and inadequate, that Purchaser and Cerberus aided and abetted the board members’ breaches of their fiduciary duties, and that the Company and its board members made material misstatements and omissions in disclosures regarding the Offer and Merger.  The complaint seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger and to rescind the proposed transaction, in the event the transaction is consummated or, alternatively, the award of rescissory damages.

On October 1, 2010, plaintiff in the Kajaria action filed a motion for expedited discovery proceedings.  On October 5, 2010, the Court held a telephonic hearing on plaintiff’s motion, during which the Court denied plaintiff’s request to expedite the proceedings, on the condition that the Company amend its 14D-9 to notify shareholders that written materials prepared by Citadel Securities and provided to the Special Committee in connection with analyzing the Offer were filed as exhibits to the Company’s Schedule 13E-3, a copy of which is available on the Commission’s website.  On October 6, 2010, the Company filed a Schedule 14D-9/A providing shareholders with the information requested by the Court.

On October 14, 2010, plaintiffs in the Hindermann, Jerszynski, Winter and Markich actions filed a consolidated amended purported class action complaint in the Superior Court of Cobb County for the State of Georgia against Purchaser, Cerberus, the Company and each of the individual board members of the Company.  The consolidated amended complaint, styled as In re BlueLinx Holdings Inc. Shareholder Litigation (Civil Action No. 10-1-7435-48), alleges, among other things, that the board members of the Company, Purchaser, and Cerberus breached their fiduciary duties because the Offer Price is unfair and inadequate and the Offer is coercive, that Purchaser and Cerberus aided and abetted the board members’ breaches of their fiduciary duties, and that the Company and its board members made material misstatements and omissions in disclosures regarding the Offer and Merger.  The consolidated amended complaint seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger and to rescind the proposed transaction, in the event the transaction is consummated or, alternatively, the award of rescissory damages.

Purchaser believes the allegations in each of these cases have no merit.

ITEM 4.                TERMS OF THE TRANSACTION

(a)                                 The information incorporated by reference into Item 4 of Schedule TO is amended by replacing the fourth, fifth and sixth paragraphs of the “INTRODUCTION” of the Second Supplement with the following information:

Purchaser owns 18,100,000 Shares. Based on SEC filings by the Company, as of September 24, 2010, officers and directors of the Company beneficially owned in the aggregate 3,185,931 Shares (excluding options).

Based on the foregoing, Purchaser estimates that there are approximately 11,404,506 Shares outstanding, excluding Shares owned by Purchaser and the officers and directors of the Company.

Accordingly, Purchaser believes that the Minimum Tender Condition would be satisfied if at least approximately 5,702,254 Shares (excluding Shares owned by Purchaser and the officers and directors of the Company) are validly tendered and not withdrawn prior to the Expiration Date. Purchaser has not verified this share capitalization information with the Company, and the actual number of Shares necessary to satisfy the Minimum Tender Condition may vary significantly from the number reported in this Supplement.

ITEM 12.              EXHIBITS

(a)(1)(xxiv)	Text of Press Release issued by Purchaser on October 18, 2010.

*(a)(5)(xii)	Complaint of Ajay Kajaria against Howard S. Cohen, et al., Case No. 10-CV-03141-JOF, filed in the United States District Court for the Northern District of Georgia on September 30, 2010.

(a)(5)(xiii)	Amended Complaint of Gabriella Centonze against George Judd et al., Index

No. 651270/2010, filed in Supreme Court of New York, New York County on October 4, 2010.

(a)(5)(xiv)

Consolidated Amended Complaint of plaintiffs Joseph Hindermann, Peter Jerszynski, Richard T. Winter and Andrew Markich, styled In re BlueLinx Holdings Inc. Shareholder Litigation, Case No. 10-1-7435-48, filed in Superior Court of Cobb County, Georgia on October 14, 2010.

*	Previously filed with Schedule 14D-9/A of BlueLinx Holdings Inc., filed on October 4, 2010 and incorporated by reference herein.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 18, 2010

CERBERUS ABP INVESTOR LLC

By:	/s/ Steven F. Mayer
	Name:	Steven F. Mayer
	Title:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Lenard B. Tessler
	Name:	Lenard B. Tessler
	Title:	Managing Director

EXHIBIT INDEX

(a)(1)(xxiv)	Text of Press Release issued by Purchaser on October 18, 2010.

*(a)(5)(xii)	Complaint of Ajay Kajaria against Howard S. Cohen, et al., Case No. 1:10-CV-03141-JOF, filed in the United States District Court for the Northern District of Georgia on September 30, 2010.

(a)(5)(xiii)	Amended Complaint of Gabriella Centonze against George Judd et al., Index No. 651270/2010, filed in Supreme Court of New York, New York County on October 4, 2010.

(a)(5)(xiv)

Consolidated Amended Complaint of plaintiffs Joseph Hindermann, Peter Jerszynski, Richard T. Winter and Andrew Markich, styled In re BlueLinx Holdings Inc. Shareholder Litigation, Case No. 10-1-7435-48, filed in Superior Court of Cobb County, Georgia on October 14, 2010.

*	Previously filed with Schedule 14D-9/A of BlueLinx Holdings Inc., filed on October 4, 2010 and incorporated by reference herein.